UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Santiago, February 27, 2008

Mr.

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

Present

To whom it may concern:

In compliance with current regulations, I hereby inform you that at an Ordinary Board of Directors’ meeting held on February 26, 2008, the Board of Directors of Lan Airlines S.A. resolved to call an ordinary Shareholder’s Meeting to be held on April 10, 2008 at 11:00 am, in order to discuss the following matters:

a)	Approval of the Report, Balance Sheet and Financial Statements of the company for the fiscal year ending December 31, 2007;

b)

Approval of the distribution of a definitive dividend to be charged to the earnings for fiscal year 2007, including in this sum the interim dividends of U.S. $0.26596 and U.S. $0.35389 per share paid in the months of August 2007 and January 2008, respectively;

c)	Election of the Board of Directors;

d)	Determination of the compensation for the Board of Directors for fiscal year 2008;

e)	Determination of the compensation for the Director’s Committee and their budget for fiscal year 2008;

f)	Designation of External Auditors; Designation of Risk Assessors; Accounts of the matters referred to in article 44 of Law No. 18.046 on corporations;

g)	Information regarding the cost of processing, printing and distribution of the information referred to in Circular No. 1494 of the Superintendence of Securities and Insurance; and

h)	Any other matters of public interest that should be known for the Shareholders’ Meeting.

Sincerely,

/s/ Alejandro de la Fuente G.

Alejandro de la Fuente G.

Deputy Legal Representative

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Corredores de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer